PROMISSORY NOTE - DEMAND

In consideration of value received, We Blackhawk Mountain Productions Inc. the undersigned Borrowers, promise to pay to Lender, Mary Writer, the amount of Five Thousand ($5000.00).

Interest is charged at twelve percent (12%) per annum.

Lender may demand payment in full of any unpaid balance and accrued interest at any time. Payments shall be made at the following address: Mary Writer - 2682 Auralie Dr. Escondido, CA 92025.

This note may be paid in full or in part at any time without penalty charges. All payments shall be applied first to interest, then to principal payments in the order of their maturity. In the event of any default on this Note, Borrower agrees to pay all reasonable expenses, including court costs and attorney fees, which may be incurred during collection proceedings.

/s/ Richard Heinzel
Richard Heinzel - President
Blackhawk Mountain Productions Inc.
Borrower

Date: May 18, 2002